EXHIBIT 12

GE FINANCIAL ASSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2003

(Dollar amounts in millions)

(Unaudited)

Ratio of Earnings To Fixed Charges
Net earnings	$624
Provision for income taxes	322
Minority interest	2
Cumulative effect of accounting changes	—

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	948

Fixed charges:
Interest	63
Interest portion of net rentals	11

Total fixed charges	74

Less interest capitalized, net of amortization	4

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges	$1,018

Ratio of earnings to fixed charges	13.7

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

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